Exhibit 99.1

Patent Assignment Agreement for pulping factory ship Project

(With Installment Payment and Commercialization Incentive Clauses)

Party A (Assignee): INTERCONT (CAYMAN) LIMITED

Address: 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong

Contact Person: Zhu Muchun

Party B (Assignor): Jiangsu Xinsihui Marine Technology Co., LTD

Address: 12th Floor, No. 16, Bailongjiang East Street, Jianye District, Nanjing

Contact Person: Wei Xuli

Whereas:

1. Party A and Party B have previously signed the Patent License Agreement on November 13, 2024, and the Supplemental Agreement to the Patent License Agreement on August 5, 2025 (hereinafter collectively referred to as the “Original License Agreement(s)”), whereby Party B granted Party A an exclusive license to use the patents listed in Appendix 1 (hereinafter referred to as the “Subject Patents”).

2. According to the Intellectual Property Ownership and Fee Retroactive Confirmation Agreement signed on September 30, 2025, Party B confirms that it is the legitimate owner of the Subject Patents and that there are no ownership disputes regarding these patents.

3. Article 3 of the Original License Agreement(s) stipulates that Party B grants Party A a right of first refusal on the Subject Patents. Party A now intends to exercise this right, and Party B agrees to transfer all rights in the Subject Patents to Party A.

4. Party B undertakes to continue providing technical support to Party A’s pulping factory ship project and to assist in completing subsequent patent application and maintenance work.

Through amicable negotiation and in accordance with the Civil Code of the People’s Republic of China and other relevant laws and regulations, both parties hereby enter into this agreement as follows for mutual compliance.

Article 1 Subject Matter of Assignment

1.1 Party B agrees to permanently assign all legally owned patents listed in Appendix 1 (including patent application rights, patent rights, and all derivative rights based on said patents) to Party A.

1.2 Party A agrees to accept the assignment of the aforementioned patents under the terms of this Agreement.

Article 2 Assignment Fee and Payment Method

2.1 Both parties confirm that the total assignment fee for the Subject Patents under this Agreement is USD 400,000.00 (Say: Four Hundred Thousand U.S. Dollars). If the commercialization incentive conditions stipulated in Article 5 are met, the total consideration payable by Party A may reach USD 500,000.00 (Say: Five Hundred Thousand U.S. Dollars).

2.2 The assignment fee shall be paid through a combination of installments and a commercialization incentive, specifically arranged as follows:

a) First Installment: Within 30 days from the effective date of this Agreement, Party A shall pay Party B USD 100,000.00 (Say: One Hundred Thousand U.S. Dollars).

b) Second Installment: Within 10 working days from March 30, 2026, Party A shall pay Party B USD 100,000.00 (Say: One Hundred Thousand U.S. Dollars).

c) Third Installment: Within 10 working days from August 31, 2026, Party A shall pay Party B USD 100,000.00 (Say: One Hundred Thousand U.S. Dollars).

d) Fourth Installment: Within 10 working days from March 30, 2027, Party A shall pay Party B USD 100,000.00 (Say: One Hundred Thousand U.S. Dollars).

e) Commercialization Incentive: If Party A successfully achieves commercialization of the pulping factory ship project related to the Subject Patents (including but not limited to the official commercial operation of a pulping factory ship based on the Subject Patents and generating stable revenue), or successfully completes an overall transaction related to pulping factory ship technology (including but not limited to the assignment of a patent package, technology investment as equity contribution, or acquisition of the project company) by December 31, 2027, Party A shall pay Party B an additional incentive of USD 100,000.00 (Say: One Hundred Thousand U.S. Dollars) within 30 days after the occurrence of such commercialization event. The specific commercialization criteria shall be confirmed in writing separately by both parties at that time.

2.3 Party A shall make the aforementioned payments to the bank account designated by Party B.

Article 3 Obligations of Both Parties and Patent Change Procedures

3.1 Primary Obligations of Party B:

a) Obligation of Continuous Application and Maintenance: For patent applications listed in Appendix 1 that have not yet been granted, Party B is obligated to continue actively following up, promptly responding to official examination opinions, and bearing all official fees incurred during the grant process until the patent right is obtained or the application is ultimately rejected.

b) Technical Support Obligation: Party B shall ensure the provision of necessary and reasonable technical support and cooperation for the continued progress of Party A’s pulping factory ship project until December 31, 2027.

3.2 Phased Patent Change Procedures:

a) Initial Change: Within 30 days after receiving the first installment payment from Party A, Party B shall initiate and cooperate with Party A to complete the formalities for changing the registrant information of the patents that have been granted by that time, transferring the patentee to Party A. Costs required for processing the change shall be borne by Party A.

b) Subsequent Changes: Prior to Party A’s payment of the second and third installments, Party B shall change the patentee of any subsequently granted patents to Party A. The formalities for each change shall be initiated and submitted for completion within 10 working days from the aforementioned payment dates.

c) Final Change: Party B shall ensure the submission of formalities to change the patentee for all granted patents listed in Appendix 1 no later than February 28, 2027 (one month before the payment date of the fourth installment).

d) Change of Patent Application Rights: For patent applications that have not yet been granted, both parties shall immediately initiate the patentee change procedure within 30 days after the patent grant announcement is issued.

3.3 Cooperation Obligation of Party A: Party A shall promptly provide identity documents, sealed documents, and other materials required for processing the patent assignment formalities, and shall bear the official change registration fees.

Article 4 Representations and Warranties

4.1 Party B represents and warrants that:

a) Party B is the sole legitimate owner of the Subject Patents. These patents are not subject to any rights restrictions such as pledge, seizure, or freeze, nor have they been licensed for use to any third party outside this Agreement.

b) The Subject Patents will not infringe upon the legitimate rights and interests of any third party. In the event of any third-party infringement accusation or dispute concerning the Subject Patents, Party B shall bear full responsibility and resolve the matter. If Party A suffers losses as a result, Party B shall be liable for compensation.

4.2 Party A represents and warrants that it has sufficient financial capability to pay the assignment fees as stipulated in this Agreement.

Article 5 Liability for Breach of Contract

5.1 If Party A delays payment of any installment, for each day of delay, Party A shall pay Party B a penalty at the rate of 0.03% of the overdue amount per day. If the delay exceeds 60 days, Party B has the right to unilaterally terminate this Agreement, demand the return of all assigned patents, and any payments already made by Party A shall not be refunded.

5.2 If Party B breaches its obligations under Article 3, failing to initiate or cooperate in completing the patent change procedures on time, and fails to rectify the situation within 15 days after receiving a written notice from Party A, Party A shall have the right to suspend subsequent payments and require Party B to pay a daily penalty at the rate of 0.05% of the current payable installment. If this results in the inability to achieve Party A’s contractual purpose, Party A has the right to terminate the Agreement, demand the refund of all payments made, and claim compensation for losses.

Article 6 Dispute Resolution

6.1 Any dispute arising from or related to this Agreement shall first be resolved through friendly negotiation between both parties. If negotiation fails, either party has the right to submit the dispute to the Nanjing Arbitration Commission for arbitration in accordance with its arbitration rules effective at the time of applying for arbitration. The arbitrary award is final and binding on both parties.

Article 7 Miscellaneous Provisions

7.1 Upon the effectiveness of this Agreement, the Original License Agreement(s) shall automatically terminate.

7.2 This Agreement is made in four copies, with Party A and Party B each holding two copies. All copies have equal legal effect.

7.3 This Agreement shall become effective upon being signed by the legal representatives or authorized representatives of both parties and affixed with their official seals. The effective date of the contract is November 20, 2025.

7.4 The commencement of all terms and periods under this Agreement shall be based on the effective date stipulated in Article 7.3 of this Agreement.

(No text below, signature page follows)

Party A (Seal): INTERCONT (CAYMAN) LIMITED

Legal Representative or Authorized Representative (Signature):

Date of Signing: November 11, 2025

Party B (Seal): Jiangsu Xinsihui Marine Technology Co., LTD

Legal Representative or Authorized Representative (Signature):

Date of Signing: November 13, 2025

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